EXHIBIT 15


Denbury Resources Inc.:

We have made a review, in accordance with standards of the Public Company Accounting Oversight Board (United States), of the unaudited interim financial information of Denbury Resources Inc. (the "Company") for the three-month periods ended March 31, 2004 and 2003, and have issued our report thereon;
because we did not perform an audit, we expressed no opinion on that information.

We are aware that our report referred to above, which was included in the Company's Quarterly Report on Form 10-Q for the quarter ended March 31, 2004 is incorporated by reference in this Registration Statement.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

/s/ Deloitte & Touche LLP

Dallas, Texas
June 7, 2004